Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1 Name and Address

Brookfield Property Partners L.P. (“BPY”)
73 Front Street
5th Floor
Hamilton, Bermuda
HM 12

Item 2	Date of Material Change

December 4, 2014

Item 3	News Release

BPY’s news release announcing this material change was issued through Marketwired on December 4, 2014.

Item 4	Summary of Material Change

On December 4, 2014, BPY announced that its subsidiary, Brookfield Property L.P., issued US$1.8 billion of exchangeable preferred equity securities to Qatar Investment Authority on a private placement basis. As a result of the issuance, QIA will own an approximate 9% interest in BPY on an as-exchanged basis.

Item 5	Full Description of Material Change

On December 4, 2014, BPY announced that its subsidiary, Brookfield Property L.P. (“Property Partnership”), issued US$1.8 billion of exchangeable preferred equity securities (“Preferred Equity Units”) to Qatar Investment Authority (“QIA”) on a private placement basis (the “Private Placement”). As a result of the issuance, QIA will own an approximate 9% interest in BPY on an as-exchanged basis.

Also, on December 4, 2014, a 50-50 joint venture between BPY and QIA announced its intention to make an offer to acquire the outstanding ordinary shares of Songbird Estates plc (“Songbird”), which owns approximately 69% of Canary Wharf Group plc (“Canary Wharf”). Under the offer, which is subject to certain conditions, each Songbird shareholder would receive £3.50 per share in cash. Should the Songbird offer be successful, the joint venture will make an offer to acquire the 31% of the outstanding shares of Canary Wharf not already owned by Songbird at an equivalent price on a look-through basis. QIA currently owns approximately 29% of Songbird, and BPY owns approximately 22% of Canary Wharf.

The Preferred Equity Units are exchangeable at the option of QIA into BPY limited partner units (“BPY Units”) at a price of US$25.70 per BPY Unit and were issued in three tranches of US$600 million each. The first tranche has a maturity of seven years from January 1, 2015 and a dividend yield of 6.25% per annum, the second tranche has a maturity of ten years from January 1, 2015 and a dividend yield of 6.5% per annum, and the third tranche has a maturity of twelve years from January 1, 2015 and a dividend yield of 6.75% per annum. Ordinary distributions accrue on the Preferred Equity Units starting on January 1, 2015.

In addition to the ordinary distributions, in any quarter in which there is an Excess Distribution, the distribution amount on each Preferred Equity Unit will be increased by the amount of the Excess Distribution. “Excess Distribution” means the amount, if any, by which (a) the greater of (i) the aggregate distributions paid in any quarter on the equivalent number of BPY Units and (ii) the aggregate distributions paid in any quarter on the equivalent number of redemption-exchange units (“REUs”) of Property Partnership, exceeds (b) the ordinary quarterly distribution amount with respect to such Preferred Equity Unit.

After December 31, 2017 for the seven year tranche and December 31, 2018 for the ten and twelve-year tranches, BPY can effectively require the holder to exchange the Preferred Equity Units into BPY Units as long as the BPY Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Preferred Equity Units that remain outstanding will be redeemed in exchange for BPY Units valued at the 20-day, volume-weighted average trading price on the New York Stock Exchange at such time. Brookfield Asset Management Inc. (“BAM”) has agreed to support BPY to the extent that the market price of BPY Units is less than 80% of the exchange price at maturity, agreeing, pursuant to a refinancing agreement between BAM and BPY (the “Refinancing Agreement”), to acquire the seven-year and ten-year tranches of Preferred Equity Units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche. QIA will have the right to designate one member to the board of directors of BPY’s general partner.

Any proceeds from the Preferred Equity Unit issuance that are not used to fund BPY’s share of the offers will be used for general corporate purposes, including repayment of debt, including debt owed to BAM or its subsidiaries, and future investments.

As BAM holds a 68% interest in BPY (including REUs, which are exchangeable for BPY Units on a one-for-one basis), the Refinancing Agreement is a “related party transaction” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. The Refinancing Agreement is exempt from the formal valuation and minority approval requirements that would otherwise apply given that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the related party transactions is greater than 25% of BPY’s market capitalization (including REUs).

Assuming BAM acquires all of the seven-year and ten-year tranches of Preferred Equity Units from the holder pursuant to the Refinancing Agreement and exchanges those Preferred Equity Units into BPY Units, BAM would acquire an additional 6.6% of the outstanding BPY Units (based on the outstanding BPY Units on the date of this report, including REUs). Upon maturity, the Preferred Equity Units will be redeemable in exchange for BPY Units valued at the 20-day, volume weighted average trading price on the New York Stock Exchange at such time, so the number of BPY Units that would be issued to BAM at maturity of the Preferred Equity Units acquired pursuant to the Refinancing Agreement would depend on the trading price of the BPY Units at such time.

In addition to the Refinancing Agreement, BAM agreed to take certain other actions in support of the Private Placement, including voting its shares of the general partner of BPY to elect QIA’s nominee to the board, and providing a cash exit alternative to the holder of the Preferred Equity Units by granting QIA a right to sell the Preferred Equity Units to BAM for the issuance price plus accrued and unpaid distributions in certain circumstances. BAM also has the right to acquire the Preferred Equity Units from the holder for the issuance price plus accrued and unpaid distributions on maturity of the Preferred Equity Units. BAM has also agreed that certain of the preferred shares that it holds of a subsidiary of Property Partnership will rank pari passu with the Preferred Equity Units on distributions and in a liquidation of the subsidiary (the foregoing transactions, together with the Refinancing Agreement, the “Brookfield Transactions”).

The Governance and Nominating Committee of the board of directors of the general partner of BPY, comprising entirely independent directors unrelated to BAM, considered the Brookfield Transactions. The Governance and Nominating Committee engaged separate legal and financial advisors to assist in their review. The Governance and Nominating Committee unanimously recommended the Brookfield Transactions to the board of the general partner of BPY, who then unanimously approved them (with the directors affiliated with BAM abstaining from the vote).

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of the officer of BPY who is knowledgeable about the material change and this report is:

John Stinebaugh
Tel: 212-417-7215

Item 9	Date of Report

December 4, 2014.